                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               GENSYM CORPORATION
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    37245R107
                                    ---------
                                 (CUSIP Number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760

                                  508-652-2102
                                  ------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 14, 2001
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)(7) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107.
-------------------------------------------------------------------------------
1.  Names of Reporting Persons                            Rocket Software, Inc.
    I.R.S. Identification Nos. of Above Persons
                                         (I.R.S. Identification No. 04-3090800)

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                       WC
-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
    to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          Massachusetts
-------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power
    Shares                                                                 None
 Beneficially      ------------------------------------------------------------
  Owned by         (8) Shared Voting Power       200,000 shares - See Item 5(b)
    Each           ------------------------------------------------------------
  Reporting        (9) Sole Dispositive Power                              None
 Person With       ------------------------------------------------------------
                   (10) Shared Dispositive Power 200,000 shares - See Item 5(b)
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          200,000 shares - See Item 5(b)
      by each Reporting Person
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
      Certain Shares
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                    3.09%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                              CO
-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Andrew Youniss
    I.R.S. Identification Nos. of Above Persons
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                   AF, PF
-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States
-------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power           1,500 shares - See Item 5(b)
     Shares        ------------------------------------------------------------
 Beneficially      (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by         ------------------------------------------------------------
    Each           (9) Sole Dispositive Power      1,500 shares - See Item 5(b)
  Reporting        ------------------------------------------------------------
 Person With       (10) Shared Dispositive Power 200,000 shares - See Item 5(b)
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          201,500 shares - See Item 5(b)
      by each Reporting Person
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
      Certain Shares
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                  3.12 %
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                             IN
-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                  Johan Magnusson
    I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                   AF, PF
-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                 Sweden
-------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power         335,600 shares - See Item 5(b)
     Shares        ------------------------------------------------------------
 Beneficially      (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by         ------------------------------------------------------------
      Each         (9) Sole Dispositive Power    335,600 shares - See Item 5(b)
  Reporting        ------------------------------------------------------------
 Person With       (10) Shared Dispositive Power 200,000 shares - See Item 5(b)
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          535,600 shares - See Item 5(b)
      by each Reporting Person
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
      Certain Shares
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   8.28%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                             IN
-------------------------------------------------------------------------------

CUSIP No. 37245R107

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Matthew Kelley
    I.R.S. Identification Nos. of Above Persons
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                       AF
-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States
-------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power                                   None
   Shares          ------------------------------------------------------------
 Beneficially      (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by         ------------------------------------------------------------
    Each           (9) Sole Dispositive Power                              None
  Reporting        ------------------------------------------------------------
 Person With       (10) Shared Dispositive Power 200,000 shares - See Item 5(b)
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          200,000 shares - See Item 5(b)
      by each Reporting Person
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
      Certain Shares
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   3.09%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                             IN

-------------------------------------------------------------------------------

         The Statement on Schedule 13D, dated July 27, 2001, by Rocket Software, Inc. ("Rocket"), Johan Magnusson, Andrew Youniss, and Matthew Kelley, as amended and supplemented by amendment no. 1 dated August 7, 2001 and amendment no. 2 dated August 16, 2001 (as so amended, the "Amended Original Statement"), is hereby further amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Amended Original Statement is hereby supplemented as follows:

            On September 14, 2001, Rocket delivered to Gensym a non-binding letter reiterating Rocket's proposal of a transaction pursuant to which Rocket would acquire the shares of the Gensym in a merger transaction, a copy of which is attached hereto as EXHIBIT G and is incorporated herein by reference. Such letter supplemented and superseded Rocket's letter, dated July 23, 2001, to Gensym.

            On September 14, 2001, at the request of Gensym Corporation ("Gensym") understood by Rocket to have been made to several potential bidders, Rocket submitted a written proposal, dated September 14, 2001, for the purchase by Rocket or its designee of certain assets of Gensym substantially on the terms and conditions therein set forth. A copy of such letter is attached hereto as EXHIBIT H and is incorporated herein by reference.

            Any of Rocket and the other reporting persons may at any time, and from time to time, (a) acquire additional securities of Gensym, or dispose of such securities the disposition of securities of Gensym, or (b) propose an extraordinary corporate transaction similar to the proposed transactions, such as a merger, reorganization or liquidation, involving Gensym or any of its subsidiaries, or a sale or transfer of a material amount of assets of Gensym or any of its subsidiaries. One likely result of the foregoing would be to cause the securities of Gensym to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or otherwise publicly traded, and to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended (the "Exchange Act"). Further, in connection with the foregoing, any of Rocket and the other reporting persons may proposed interim financing arrangements (including, but not limited to, one or more short term secured loans to Gensym) which have the effect of changing Gensym's charter, bylaws or instruments corresponding thereto, or may propose other actions which may impede the acquisition of control of Gensym by any person. In connection with any of the foregoing or otherwise, Rocket and the other reporting persons may propose changes to Gensym's structure, including, but not limited to, changes in the present board of directors or management of Gensym or other actions similar to those listed above or those enumerated in Item 4 of Schedule 13D promulgated under the Exchange Act.

         Except as provided for herein (including the attached Exhibits), Rocket does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of Gensym. Each of Rocket and the other reporting persons reserves the right to dispose of all or some of the shares of Common Stock beneficially owned or held by it or him or may acquire additional shares depending upon price and market conditions and the valuation of alternative investments.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Amended Original Statement is hereby supplemented as follows: The response to Item 4 above in this amendment no. 3 is hereby incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following documents are filed as exhibits to this statement:

            EXHIBIT G  Letter, dated September 14, 2001, from Rocket to Gensym.
            ---------
            EXHIBIT H  Letter, dated September 14, 2001, from Rocket to Gensym.
            ---------

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              ROCKET SOFTWARE, INC.

         September 18, 2001                   By: /s/ Andrew Youniss
         ---------------------------          -------------------------------
         (Date)                               Andrew Youniss, President

         September 18, 2001                   /s/ Andrew Youniss
         ---------------------------          -------------------------------
         (Date)                               Andrew Youniss

         September 18, 2001                   /s/ Johan Magnusson
         ---------------------------          -------------------------------
         (Date)                               Johan Magnusson

         September 18, 2001                   /s/ Matthew Kelley
         ---------------------------          -------------------------------
         (Date)                               Matthew Kelley

Exhibit G to Amendment No. 3 to
Statement on Schedule 13D

                                                            September 14, 2001

BY TELECOPY

Gensym Corporation
52 Second Avenue
Burlington, MA, 01581

Attention:  Lowell B. Hawkinson, Chairman of the Board,
            Chief Executive Officer and President
                           and
            Robert A. Degan, Director

         Re:   PROPOSED BUSINESS COMBINATION WITH ROCKET SOFTWARE, INC.

Gentlemen:

         Concurrently with this letter, you will receive a proposal letter, dated today (the "NetCure Purchase Proposal Letter"), from Rocket Software, Inc. ("Rocket") with respect to the proposed purchase (the "NetCure Purchase Proposal") by Rocket of the NetCure product line of Gensym Corporation ("Gensym" or the "Company"). The NetCure Purchase Proposal Letter has been submitted, at Gensym's request, in connection with a competitive bidding process conducted by the Company relating to the NetCure product line.

         We believe that it is clearly in the best interests of Gensym and its stockholders - and the duty of the Board of Directors of Gensym to cause the Company - to conduct a fair auction to obtain the highest value for stockholders via an orderly sale. In its press release of July 26, 2001, Gensym stated:
"Gensym's Board has carefully explored and evaluated the alternatives available to it at this time and has concluded that the proposed transactions with Rocket are in the best interests of Gensym's shareholders, customers, creditors and employees." We believe that the facts bear out that the original determination made by the Board of Directors on or about July 26th was correct, and that the precipitous change in direction announced by Gensym on August 6, 2001 was a mistake. These facts include the marked decline in the prices at which Gensym's common stock has traded since the August 6th announcement, the absence of significant liquidity in the market for stockholders desiring to sell shares of Gensym common stock as a result, in part, of the delisting of Gensym by NASDAQ, and the existing business and financial uncertainties in our industry. We also note that the per share consideration proposed by us below in our proposed merger transaction would be approximately 300% of the most recently reported per share price at which Gensym common stock has traded.

         Accordingly, we wish to clarify and emphasize that, notwithstanding our making the NetCure Purchase Proposal made at the request of the Company, Rocket remains

Gensym Corporation
September 14, 2001
Page 2

interested in negotiating a business combination transaction between Rocket and Gensym based upon the terms and provisions outlined below. In this connection, we would remind you that, while we desire to explore a business combination transaction with Gensym, Rocket does not wish to prevent the Company from discussing a potential sale to parties other than Rocket so that the highest value may be obtained for the benefit of all stockholders.

         Rocket proposes to negotiate a business combination with Gensym, as result of which Rocket (or its designee) will own all of the outstanding capital stock of Gensym. We intend that the acquisition be governed by a mutually acceptable merger agreement and other definitive agreements to be negotiated between Rocket (or its designee) and Gensym. The merger agreement will provide, among other things:

     o Gensym will call a special meeting of its shareholders, at which Gensym will recommend to its shareholders that they approve a merger between Gensym and a subsidiary of Rocket. In the merger, shareholders (other than Rocket) will be paid $.80 per share in cash (based upon the fully diluted ownership of Gensym as reflected in its most recent annual report on form 10-K). The source of the funds for this will be Rocket's working capital. There will be no financing contingency. As a result of the merger, Gensym will become a subsidiary of Rocket.

     o The merger agreement will contain customary terms and conditions, including among other things, representations, warranties, conditions and covenants applicable to Gensym regarding the business, operations, assets and liabilities (direct and contingent) and condition (financial and other) of Gensym and its subsidiaries, and terms and provisions relating to such other matters as Rocket may request; and the closing under the merger agreement will be subject to necessary third party and governmental consents and filings.

     o   The closing must occur before a date to be negotiated.

     o At closing, Gensym must have cash and cash equivalents in an amount to be negotiated and satisfy a working capital test to be negotiated; must have incurred no indebtedness for borrowed money (except as contemplated below); and must not have experienced, in Rocket's judgment, any adverse change in its business, operations, assets and liabilities (direct and contingent), condition (financial and other) or prospects of Gensym and its subsidiaries;

     o Prior to closing, Rocket (or its designee) and Gensym must have entered employment, non-competition and non-disclosure agreements with the management, marketing and technical employees of Gensym satisfactory to Buyer. Gensym will authorize Rocket to negotiate and enter such agreements.

Gensym Corporation
September 14, 2001
Page 3

         We recognize that the Company may decide to incur indebtedness in the near term to help finance its operations. Rocket would expect that the outstanding principal and accrued interest, together with any fees, premiums, penalties or other amounts, due in connection with such indebtedness would be deducted from the aggregate merger consideration (which, on a per share basis, is $.80 per share of Gensym common stock as described above) that Rocket otherwise would pay in the proposed merger transaction. Rocket would not expect, however, to deduct from such per share consideration indebtedness incurred to fund transaction costs incurred by Gensym in connection with the proposed merger transaction or such other indebtedness as may be agreed upon by the parties.

         This letter sets forth Rocket's proposal regarding a possible merger transaction, and does not create or give rise to any binding obligation on the part of any party. This letter does not describe all matters upon which agreement must be reached in order for the loan or merger transaction contemplated hereby to be consummated. The transactions are subject to the satisfactory completion of customary due diligence, to the successful negotiation and execution of definitive loan and merger documents, and to conditions customary in transactions of these types. We will coordinate all our due diligence activities with you and conduct such inquiries with appropriate discretion and sensitivity to your business relationships. We are prepared to conduct this due diligence promptly.

         As you can appreciate, moving promptly on this offer will benefit both Rocket and Gensym. We hope the negotiation of a satisfactory arrangement can be accomplished in a relatively short period of time. We reserve the right to discontinue negotiations and withdraw the above proposal at any time, and in any event if not acted on by you by September 28, 2001. This letter supersedes our letter, dated July 23, 2001, to Gensym.

         Rocket reserves the right at any time to change or rescind the plans or proposals described above or take any other action deemed necessary or appropriate. Rocket expressly reserves all of its rights and remedies in connection with the loan made by Rocket to Gensym on July 27, 2001 and otherwise. Please feel free to contact me if you have any questions regarding this letter.

                                                     Very truly yours,

                                                     /s/ Johan Magnusson
                                                     -------------------------

                                                     Johan Magnusson,
                                                     Chief Operating Officer


cc:      John Stone, Esq.
         Timothy M. Lindamood, Esq.
         Peter M. Moldave, Esq.

Exhibit H to Amendment No. 3 to
Statement on Schedule 13D

                                                            September 14, 2001

BY TELECOPY

Lowell B. Hawkinson, Chairman of the Board,
   Chief Executive Officer and President
Gensym Corporation
52 Second Avenue
Burlington, MA, 01581

         Re:  NON-BINDING PROPOSAL TO PURCHASE NETCURE ASSETS

Dear Lowell:

         Rocket Software, Inc. proposes to purchase from Gensym Corporation all tangible and intangible assets used or associated with the NetCure product line, including all related goodwill, for an aggregate purchase price payable to Gensym of $1,250,000. We intend that the acquisition be governed by a mutually acceptable purchase agreement and other definitive agreements to be negotiated between Rocket (or its designee) and Gensym. The purchase agreement will provide, among other things:

o        The purchase price will be $1,250,000.

o The source of the funds for this transaction will be Rocket's working capital. There will be no financing contingency.

o        The purchase price will be payable to Gensym at closing as follows:
         $1,250,000 in cash or by wire transfer less only the then remaining amount, if any, of principal indebtedness and interest thereon owed by Gensym to Rocket. In connection with the closing, Rocket will dismiss with prejudice the pending lawsuit by Rocket against Gensym to collect the indebtedness. In the event that the indebtedness has been repaid in full prior to the closing, the purchase price of $1,250,000 will be payable in full in cash or by wire transfer.

o The purchase agreement will contain customary terms and conditions, including among other things, representations, warranties, conditions and covenants applicable to Gensym regarding the NetCure product line and related business, agreements, rights, intellectual property and other assets and liabilities (direct and contingent) and condition (financial and other), and terms and provisions relating to such other matters as Rocket may request; and the closing under the purchase agreement will be subject to necessary third party and governmental consents and filings, if any.

o        The closing must occur before October 31, 2001.

o The assets to be acquired by Rocket will include all tangible and intangible assets used or associated with the NetCure product line, including:

         o All software source and object code and intellectual property rights associated with the NetCure product line (including design documents, test plans, end user documentation, copyright, patent and trademark rights, etc.).

         o    All inventory of products, manuals, etc.

         o All related agreements and rights such as existing customer agreements, sales pipelines, OEM agreements, distributor agreements, etc.

         o Hardware associated with the development, testing, marketing and distribution of the NetCure product line.

         o    All related goodwill.

o At Gensym's option, Rocket (or its designee) will enter into a re-seller agreement with Gensym, whereby Gensym would retain the right to sell and distribute the NetCure products at a 60% discount to list price. The terms and provisions of this agreement are to be negotiated, but it is contemplated that Gensym would be permitted to sell services around the NetCure product line without any royalty obligation to Rocket.

o Liabilities to be assumed: None, except specified liabilities in connection with agreements included in the NetCure product line and assigned to Rocket (or its designee).

o At closing, the assets, business and condition of the NetCure product line must not have experienced, in Rocket's judgment, any [material] adverse change in its business, operations, assets and liabilities (direct and contingent), condition (financial and other) or prospects.

o Prior to closing, Rocket (or its designee) and Gensym must have entered employment, non-competition and non-disclosure agreements with certain management, marketing and technical employees of the NetCure product line satisfactory to Rocket. Gensym will authorize Rocket to negotiate and enter such agreements.

         This letter sets forth Rocket's proposal regarding a potential asset purchase and related transactions, and does not create or give rise to any binding obligation on the part of any party except only as set forth in the immediately following paragraph. This letter does not describe all terms, provisions, conditions or other matters upon which agreement must be reached in order for a definitive purchase agreement to be executed or the transactions contemplated hereby to be consummated. The transactions are subject to the satisfactory completion of customary business, legal and accounting due diligence, to the successful negotiation and execution of definitive documents, and to conditions customary in transactions of these types. We will coordinate all our due diligence activities with you and conduct such inquiries with appropriate discretion and sensitivity to your business relationships. We are prepared to conduct this due diligence promptly and believe that our necessary business due diligence is already significantly advanced and can be promptly completed.

         In consideration of the time that will be expended and the expenses that will be incurred by Rocket in connection with the transactions contemplated hereby, Gensym agrees that until the expiration of this proposal letter or its termination by Rocket, Gensym will not (i) solicit or negotiate any inquiries or proposals with respect to any direct or indirect sale or other disposition of all or substantially all of the assets or business of the NetCure product line or (ii) discuss or disclose either this proposal letter or other confidential information pertaining to the NetCure product line (except as may be required by law), in either case with any individual, entity, governmental agency or other person without our prior written approval. Gensym will advise such parties of the existence of this letter and shall refrain from entering into further discussions with such parties concerning the direct or indirect sale or other disposition of the NetCure product line.

         The proposal set forth in this letter shall expire if this letter is not countersigned and delivered on behalf of Gensym to Rocket prior to the close of business (Boston, Massachusetts time) on September 21, 2001, and it shall expire if a definitive purchase agreement is not signed by or on behalf of Gensym on or before October 12, 2001.

         Whether or not the transactions contemplated by this letter are consummated, each of Rocket and Gensym will bear its own expenses for legal, accounting and other professional fees incurred in connection therewith.

         As you can appreciate, moving promptly on this offer will benefit both Rocket and Gensym. We hope the negotiation of a satisfactory arrangement can be accomplished in a relatively short period of time. We reserve the right to discontinue negotiations, withdraw the above proposal and terminate this proposal letter at any time, and in any event if not acted on by you by September 21, 2001.

                                              Very truly yours,

                                              Rocket Software, Inc

                                              By: /s/ Johan Magnusson
                                                  --------------------------
                                                  Johan Magnusson, Chief
                                                  Operating Officer

Accepted and Agreed this
____ day of September, 2001:

GENSYM CORPORATION

By:____________________
Name:
Title: